

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 23, 2006

Via Mail and Fax

Mr. Albert J. Neupaver
President and Chief Executive Officer
Westinghouse Air Brake Technologies Corporation
1001 Air Brake Avenue
Wilmerding, PA 15148

> **RE:** **Westinghouse Air Brake Technologies Corporation**
> **Form 10-K: For the Year Ended December 31, 2005**
> **Form 8-K: Filed April 25, 2006**
> **File Number: 033-90866**

Dear Mr. Neupaver:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2005

Management's Discussion and Analysis …, page 20
Results of Operations, page 23

1. We note that in certain of your explanations of variances you cite multiple
    components without quantification of each. In this regard, please quantify all
    material variance components cited to give readers a context of the magnitude of
    each. Refer to FR 36, Section 501.04 for guidance. Additionally, disclose the
    underlying factors for the variance components cited and your belief as to the
    continuing impact of such. Further, ensure that your disclosure includes discussion of
    all material variances indicated. For example, you state that operating expenses as a
    percentage of revenue decreased to 15.3% in 2005 from 18.2% in 2004 without
    indicating why. Provide us with a copy of your intended disclosure in regard to the
    preceding points.

2. It is not clear why warranty claims and the warranty provision have varied
    significantly over the last three fiscal years. Please explain to us in detail and expand
    your disclosure accordingly in regard to why the warranty provision decreased by
    nearly 48% in 2005 despite an increase of net sales in the same year of almost 26%.
    Explain to us and disclose the factors, including the ongoing productivity and
    efficiency initiatives implemented, that contributed to the improved warranty
    performance in 2005, and the specific business units and products affected. Tell us
    and disclose the reasons for the significant disparity between the provision and claims
    paid within each year and claims paid each year compared to the corresponding prior
    year. Quantify all factors to the extent practicable. Support your response with any
    analyses or schedules that you believe will assist our understanding.

Liquidity and Capital Resources, page 27
Operating Activities, page 27

3. Please discuss variances in operating cash flow between corresponding periods in
    terms of cash. Moreover, citing changes in net income as a reason for variances does
    not appear to be adequate explanation. For example, net income increased in 2004
    yet operating cash flows decreased in the year. Refer to section IV.B.1 of FR 72 for
    further guidance. Provide us with a copy of your intended disclosure.

Consolidated Statements of Operations, page 47

4. We note your disclosures that you provide services in addition to sales of products. Accordingly, to the extent material, please separately report revenues from services and related costs pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.

Notes to Consolidated Financial Statements, page 50
Note 18. Commitments and Contingencies, page 69

5. Refer to the claims in the fourth paragraph on page 69. Tell us and disclose why you cannot estimate your legal and financial liability with respect to these claims. Please note that even if the ultimate financial liability cannot be determined, you should disclose the range of your potential liability or exposure to the extent reasonably determinable. Refer to Question 2 of SAB Topic 5:Y and related portions of SOP 96-1 for guidance.

6. In regard to the matter with Amtrak, please tell us and disclose the amount of the claim submitted to you by Knorr.

Note 19. Segment Information, page 71

7. Please disclose revenues from external customers by product or service pursuant to paragraph 37 of FAS 131.

Form 8-K: Filed April 25, 2006

8. We note your use of the non-GAAP measure EBITDA in your earnings release furnished on Form 8-K. We note from page 27 of your Form 10-K that you present EBITDA as a measure of liquidity. Accordingly, please revise future press releases furnished on Forms 8-K to reconcile EBITDA to operating cash flow rather than net income, disclose that EBITDA is presented solely as a liquidity measure, and give equal or greater prominence to operating cash flows (the most directly comparable GAAP measure). Refer to the requirements of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A - D) of Regulation S-K. In the alternative, please discontinue use of this measure.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Mr. Alvaro Garcia-Tunon, Senior Vice President, Chief Financial Officer and
     Secretary